EXHIBIT 99.9

News  Announcement

[Bright Station logo appears here]

WebTop to form a strategic alliance with ZDNet UK

London - 8 December, 2000- WebTop, the Cambridge-based natural language search specialist and subsidiary of technology company Bright Station plc (www.brightstation.com), announces today a strategic alliance with ZDNet UK, (www.zdnet.co.uk), a CNET Networks, Inc. (Nasdaq: CNET) company.

WebTop's search engine product will be featured on ZDNet's "Web Surfers' Power Tools" site. The site - accessible from within the popular ZDNet Downloads channel (www.zdnet.co.uk/downloads) - extends the innovative Power Tools sponsorship program introduced by ZDNet earlier this year.

WebTop's "next generation now" search technology lets users input phrases and complete paragraphs as the search request. Proprietary software then searches the web for the search string within context. This is technically far in advance of traditional key word search engines and gives more relevant, up to date, and focused search results.

Shobhan Gajjar, Managing Director of ZDNet UK said, "We are delighted to be working with WebTop to produce a co-branded version of their service. Search continues to be at the forefront of web usage and WebTop are currently at the forefront of next generation search technology with a service that will add tangible benefits to our users web search time."

Commenting on the strategic alliance with ZDNet, Andy Mitchell, CEO of WebTop said, "This is early 'proof of concept' that our initial strategy of licensing natural language search as vertical zones, is clearly in demand."

WebTop's web based search technology is only the first phase of many future platform applications. The WebTop search software is currently available as a free download and can sit on the user's PC. Phrases, paragraphs and even whole pages are simply "dragged and dropped" over the WebTop icon to set a full contextual search in motion. Future applications will reside in mobile phones and TV set-top boxes.

WebTop has also established one of the largest web indices worldwide with over 500 million web pages, catalogued and organised into the 15 hand picked zones currently available.

                                    - Ends -

For general  enquiries:

Bright Station  plc

Nick Chaloner, Head of Corporate Communications       Tel: +44 (0) 20 7930 6900

nickchaloner@brightstation.com
------------------------------

Hogarth Partnership Limited (for Bright Station)

John Olsen / Nick Lockwood                            Tel: +44 (0) 20 7357 9477

nlockwood@hogarthpr.co.uk
-------------------------

WebTop                                                Tel: +44 (0)1223 715 050

Andy Mitchell, Chief Executive Officer

andy.mitchell@webtop.com
------------------------

ZDNet UK

Shobhan Gajjar, Managing Director                    Tel: +44 (0) 20 7903 6075

shobhan_gajjar@zdnet.com
------------------------

Bankside Consultants Limited (for WebTop)            Tel: +44 (0) 20 7220 7477

Julian Bosdet / Henry Harrison-Topham

julian@bankside.co.uk / henry@bankside.co.uk
---------------------   --------------------
                                                                      Contd./

                                     - 3 -
Notes to editors

Bright Station plc is a technology company and a leading provider of Internet and eCommerce solutions, including WebTop, Smartlogik knowledge management software, Sparza eCommerce technology and OfficeShopper.

ZDNet, a CNET Networks, Inc. (NASDAQ:CNET) company is the leading source of information and services for people who want to buy, use and learn about technology. As a top 10 Internet company with operations in more than 23 countries and 16 languages, CNET Networks connects buyers, sellers and suppliers throughout the IT supply chain with award-winning content via the Web, wireless devices, television, radio and print. Its respected brand portfolio includes CNET.com, ZDNet.com, mySimon, News.com, TV.com, Computer Shopper magazine, SmartPlanet.com, and CNET Radio, as well as CNET Channel Services, including CNET Data Services, CNET Media Services and Channel Online. The company's vision is to educate and empower people and businesses by unlocking the potential of the technology world to make things easier and faster, and by helping them to make smarter buying decisions.